ClubCorp Club Operations, Inc.

3030 LBJ Freeway, Suite 600

Dallas, Texas 75234

June 23, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
U.S. Securities Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C.  20549
Attention: Ms. Sonia Bednarowski

Re:	ClubCorp Club Operations, Inc.
Amendment to Registration Statement on Form S-4
File No.: 333-173127

Ladies and Gentlemen:

ClubCorp Club Operations, Inc., a Delaware corporation (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 of the Company be accelerated so that the Registration Statement may become effective at 12:30 p.m. New York time on June 27, 2011, or as soon as possible thereafter.  In this regard, the Company is aware of its obligations under the Act.

Pursuant to this request, the Company acknowledges that:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request for acceleration of effectiveness, please contact William B. Brentani, of Simpson Thacher & Bartlett LLP, at (650) 251-5110.

[Signature Page Follows]

Very truly yours,

CLUBCORP CLUB OPERATIONS, INC.

By:	/s/ Curtis D. McClellan
Name:	Curtis D. McClellan
Title:	Treasurer

[Signature Page to Acceleration Request Letter]